Exhibit 99.C1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated December 23, 2010, relating to the statements of assets and liabilities, including the schedules of investments, of the BLDRS Index Funds Trust as of September 30, 2010 and the related statements of operations and changes in net assets for each of the three years in the period then ended and the financial highlights for each of the five years in the period then ended in Post-Effective Amendment No. 9 to the Registration Statement (Form S-6 No. 333-84788) and related Prospectus of the BLDRS Index Funds Trust.

/s/ Ernst & Young LLP

New York, New York

January 26, 2011